

April 9, 2009

<u>Via U.S. Mail and Fax (423) 663-9461</u>
Mr. Lyle H. Cooper
Chief Financial Officer
Miller Petroleum, Inc.
3651 Baker Highway
Huntsville, TN 37756

        Re: **Miller Petroleum, Inc.**
                 Form 10-KSB for the Fiscal Year Ended April 30, 2008
                 Filed August 13, 2008

                 File No. 033-02249-FW

Dear Mr. Cooper:

       We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for fiscal year ended April 30, 2008

Note 12 - SFAS No. 69 Supplemental Disclosure, page 34

1.   We note your response to our prior comment 1. Based on your response, the terms of the settlement with Wind City Oil & Gas, LLC ("Wind City") provide for the return of certain oil and gas assets from the Wind City Joint Venture to you as well as a payment of $4.35 million to Wind City for the return of 2.9 million shares of your common stock. However, subsequent to year end in connection with a sales transaction with Atlas America, LLC, you disclose on page 13 of the Form 10-K that you paid $10.6 million to Wind City for common shares and certain other assets. The exact terms of the settlement ruling are unclear. In order to further our understanding of the assets and liabilities involved in the arbitration matter settled in March 2008 and your related accounting for such assets and liabilities as of April 30, 2008, please clearly identify all terms of the settlement and what assets you expect to receive and liabilities you expect to incur.

2.   Additionally, although final arbitration occurred in March 2008, it appears from your disclosure that the settlement with Wind City was contingent upon a concurrent sales transaction of your oil and gas leases and wells to Atlas America on June 13, 2008. If your settlement was contingent upon the sale to Atlas America, we disagree with your conclusion it was appropriate to update your reserve tables or record a reclassification of your Investment in Joint Venture to Oil and Gas Properties for the fiscal year ended April 30, 2008. Please clarify the parties involved in the settlement ruling in March 2008. Tell us whether the fulfillment of the terms of the settlement is contingent upon the sale of specific assets to Atlas America. If so, please identify these assets.

3.   On a related matter, we note the disclosures in Note 11 on page 33 of the Form 10-K discussing the litigation commenced by CNX Gas Company, LLC ("CNX"). Tell us how CNX was involved in the settlement with Wind City and the sale of assets to Atlas America.

Form 10-Q for the quarterly period ended July 31, 2008

Item 4T. Controls and Procedures, page 17

4.   We note your response to our prior comment 2. It is unclear from your response how the remediation of your material weaknesses including an internal reorganization of personnel and the use of additional outside accounting personnel could not have required any changes in your internal control over financial reporting. Please support your conclusion that these remediation efforts did not

result in any changes in internal control during the fiscal quarter ended July 31, 2008. Refer to Item 308T(b) of Regulation S-K.

Form 10-Q for the quarterly period ended October 31, 2008

Note 3 – Sale of Oil and Gas Properties and Equipment Purchases, page 7

5.   We note your response to our prior comment 3 and the calculation of the gain on your sale of oil and gas properties to Atlas America, LLC. The calculation of the gain included with your response is unclear since you have included what appear to be unrelated items related to the settlement with Wind City Oil & Gas. Please revise your response to segregate these two transactions. First, tell us in detail how you accounted for your settlement of the Wind City Oil & Gas dispute. Secondly, tell us how you determined the cost, and the related gain, for the sale of 30,000 acres of oil and gas leases, along with eight drilled but not completed wells to Atlas America, LLC. Please include journal entries with your response that reflect your accounting for each transaction.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3703 with any other questions.

                                Sincerely,

                                /s/ Chris White

                                Chris White
                                Branch Chief